Kewalo Development LLC

Financial Statements
(With Independent Auditors’ Report Thereon)

December 31, 2015 and 2014

Independent Auditors’ Report

The Members
Kewalo Development LLC:

We have audited the accompanying financial statements of Kewalo Development LLC (the Company), which comprise the balance sheet as of December 31, 2015, and the related statements of income and changes in members’ equity, and cash flows for the year then ended, and the related notes to financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amount and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kewalo Development LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Prior Period Financial Statements

The comparative financial statements as of and for the year ended December 31, 2014, have not been audited, reviewed, or compiled and accordingly, we express no opinion on it.

/s/ KKDLY LLC

Honolulu, Hawaii
February 26, 2016

KEWALO DEVELOPMENT LLC
Balance Sheets
December 31, 2015 and 2014

		2014
Assets	2015	(Unaudited)

Cash	$2,573,165	$485,513
Real Estate Development Costs		192,649,651
Deferred Financing Costs		8,901
Total Assets	$2,573,165	$193,144,065

Liabilities and Members' Equity

Liabilities:
Contingency Reserve	$2,457,823	$96,596
Accounts Payable and Accrued Expenses		212,881
Retention Payable		14,743,123
Loan Payable		76,068,549
Deposits		36,072,303
Total Liabilities	2,457,823	127,193,452

Members' Equity	115,342	65,950,613

	$2,573,165	$193,144,065

See accompanying notes to financial statements

KEWALO DEVELOPMENT LLC
Statements of Income and Changes in Members' Equity
December 31, 2015 and 2014

		2014
	2015	(Unaudited)

Real Estate Sales, Net	$242,952,850	$9,659,590
Cost of Sales	208,911,678	8,268,443
	34,041,172	1,391,147

Operating Expenses	1,413	178,842

Operating Income	34,039,759	1,212,305

Other Income (Expense):
Rental and Other Income	36,544	80,992
Other Expense	(7,841)	(8,994)
Net Income	34,068,462	1,284,303

Members' Equity at Beginning of Year	65,950,613	53,092,321
Member's Contributions	—	11,573,989
Distributions to Members	(99,903,733)	—

	$115,342	$65,950,613

See accompanying notes to financial statements

KEWALO DEVELOPMENT LLC
Statements of Cash Flows
December 31, 2015 and 2014

		2014
	2015	(Unaudited)

Cash Flows from Operating Activities:
Net Income	$34,068,462	$1,284,303
Adjustments to Reconcile Net Income to Net Cash Provided (Used In) Operating Activities:
Real Estate Development Costs	192,649,651	(88,449,655)
Prepaid Expenses	8,901	134
Contingency Reserve	2,361,227	96,596
Accounts Payable and Accrued Expenses	(212,881)	(8,962,494)
Retention Payable	(14,743,123)	8,072,229
Deposits	(36,072,303)	(1,407,864)
Net Cash Provided by (Used In) Operating Activities	178,059,934	(89,366,751)

Cash Flows From Financing Activities:
Distributions to Members	(99,903,733)	—
Principal Payment on Debt	(76,068,549)	(7,878,179)
Proceeds From Issuance of Debt	—	83,946,728
Contributions from Members	—	11,573,989
Net Cash Provided by (Used In) Financing Activities	(175,972,282)	87,642,538
Net Increase (Decrease) in Cash	2,087,652	(1,724,213)
Cash at Beginning of Year	485,513	2,209,726
Cash at End of Year	$2,573,165	$485,513

Supplemental Cash Flow Information:
Interest Paid	$203,663	$953,825
Supplemental Noncash Operating Information:
Deferred Financing Cost Amortized to Real Estate Development Costs	$—	$882,826

See accompanying notes to financial statements

KEWALO DEVELOPMENT LLC
Notes to Financial Statements

December 31, 2015 and 2014 (Unaudited)

(1)	Organization and Description of Business

Kewalo Development LLC (the Company) is a Hawaii limited liability company formed on June 3, 2010, by Waimanu Development LLC, a Hawaii limited liability company (Waimanu). A&B Properties, Inc., a Hawaii corporation is Waimanu’s parent company and is the Manager of the Company. On September 5, 2012, the Company amended and restated its operating agreement (the Operating Agreement) and admitted N1189 LLC, a Hawaii limited liability company, BSC Waihonua LLC, a Hawaii limited liability company, and Armstrong Homes, Ltd., a Hawaii corporation as members (the Additional Members). The Company was formed primarily for the purpose of developing and selling real property commonly referred to as “Waihonua at Kewalo”, comprised of a condominium high rise project with 341 fee simple units, in Honolulu, Hawaii (the Project) and a senior citizen housing building in Honolulu, Hawaii, consisting of approximately 70 rental units.

In conjunction with a planned development permit (the Permit) issued by the Hawaii Community Development Authority (HCDA), the Company effectively satisfied the reserve housing obligations under the Permit to receive approval for issuance of the certificate of occupancy for the Waihonua at Kewalo condominium project. The Company deposited deeds and other consideration in conjunction with a development agreement by and between the Company and an unrelated third party developer, SCD Piikoi, LLC. The certificate of occupancy for the Project was issued in October 2014.

The Company commenced construction of the Project in November 2012. As of June 2015, all 341 units were sold.

In accordance with the Operating Agreement, the economic interest and voting interest in the Company, as defined, were as follows as of December 31, 2015 and 2014 (unaudited):

	Economic	Voting
	Interest	Interest

Waimanu Development LLC	50.000%	50%
N1189 LLC	19.231%	25%
BSC Waihonua LLC	29.231%	23%
Armstrong Homes, Ltd.	1.538%	2%

The Operating Agreement provides for distributions to the Members first to the Additional Members proportionately until their respective unpaid preferred amount, as defined, equals zero. Further distributions are then to be paid to Waimanu until its unpaid preferred amount, as defined equals zero and then allocated 90 percent to Waimanu and 10 percent to the Additional Members in proportion to their respective economic interest.

KEWALO DEVELOPMENT LLC
Notes to Financial Statements

December 31, 2015 and 2014 (Unaudited)

Pursuant to the Operating Agreement, net profits from operations are first allocated to reduce any negative capital accounts, as defined, to zero, then to the Additional Members’ respective adjusted capital account up to their unpaid preferred amount, as defined. Additional net profits are then allocated to Waimanu’s capital account up to its unpaid preferred amount, as defined, and then allocated 90% to Waimanu and 10% to the Additional Members in proportion to their respective economic interest. Losses are first allocated to any member with a capital account greater than its unpaid preferred amount and then to Waimanu’s capital account until it equals zero. Additional losses are proportionately allocated to the Additional Members’ with capital accounts equal to zero and then to all members in proportion to their respective economic interest.

(2)	Summary of Significant Accounting Principles

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company maintains cash accounts in a Hawaii bank, which as of December 31, 2015 and at various times throughout the year then ended, exceeded federally insured limits.

Revenue Recognition

Profit on sales of real estate is recognized when title has passed, minimum down payment criterion are met, the terms of any note received are such as to satisfy continuing investment requirements and collectability of the note is reasonably assured, the risks and rewards of ownership have been transferred to the buyer, and there is no substantial continuing involvement with the property. If any of the aforementioned criteria are not met, profit is deferred and recognized under the cost recovery, deposit, or percentage of completion method.

KEWALO DEVELOPMENT LLC
Notes to Financial Statements

December 31, 2015 and 2014 (Unaudited)

Income Taxes

As a limited liability company, the Company is not a tax-paying entity for purposes of federal and state income taxes. Income or losses of the Company are reported on the Members’ income tax returns. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company follows the provisions of Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 740, Income Taxes. ASC Topic 740 clarifies the accounting for uncertain tax positions in an enterprise’s financial statements by prescribing a recognition and measurement of a tax position taken or expected to be taken in a tax return. Management has determined that the Company does not have an uncertain tax position and associated unrecognized benefits that materially impact the financial statements or related disclosures.

As tax matters are subject to some degree of uncertainty, there can be no assurance that the Company’s tax returns will not be challenged by the taxing authorities and that the Company or its members will not be subject to additional tax, penalties, and interest as a result of such challenge. The Company is no longer subject to U.S. federal examinations by tax authorities for the years ended December 31, 2011 and prior.

(3)	Cash Reserve

As of December 31, 2015, the Company has cash in bank amounting to $2,457,823, which is reserved for possible claims against or obligations of the Company arising out of the normal course of business as provided by the Operating Agreement and at the discretion of the Manager. The reserve was established using funds from distributable cash to the Members.

(4)	Debt

On November 30, 2012, the Company entered into a $120 million loan agreement with four unrelated financial institutions to finance the construction of the condominium project. Borrowings under the loan agreement bear interest at a base rate as defined, plus 3 percent (3.1545% at December 31, 2014 (unaudited)). Drawings under the loan agreement were secured by the real property, the assignment of sales contracts and a limited repayment guaranty and a completion guaranty by the Manager.

At December 31, 2014, the outstanding balance of this loan was $76,068,549 (unaudited). The loan agreement contained certain financial and operational covenants including, the timely completion of the Project, and financial ratio and minimum ownership and guarantor tangible net worth requirements.

KEWALO DEVELOPMENT LLC
Notes to Financial Statements

December 31, 2015 and 2014 (Unaudited)

As of December 31, 2015, the Company had repaid in full all outstanding borrowings under the loan agreement and accrued interest thereon.

(5)	Deferred Financing Costs

Loan fees related to the construction debt were capitalized to deferred financing costs and amortized over the term of the loan. During the year ended December 31, 2014, the Company amortized approximately $883,000 (unaudited) of deferred financing costs which were capitalized as real estate development costs.

(6)	Related-Party Transactions

The Company recorded real estate sales at market prices to directors, officers and employees of the Manager and the Manager’s parent company of approximately $3,800,000 and $2,400,000 in 2015 and 2014 (unaudited), respectively. In 2015, the Company also recorded approximately $2,000,000 in real estate sales to an Additional Member.
Developer Fee

In accordance with the Operating Agreement, the Manager has sole responsibility for the day-to-day oversight and administration of the Company’s business activities and internal affairs, including the management of cash and personnel. In consideration for such duties, the Operating Agreement provided for a developer fee to be paid to the Manager equal to 4% of the total cost of constructing the condominium units. The developer fee amounted to approximately $2,025,200 for the year ended December 31, 2015, and $1,640,300 for the year ended December 31, 2014 (unaudited), excluding the consulting fees described below.

Consulting Agreement

The Company has a consulting agreement with an affiliate of BSC Waihonua LLC, to market the Project, assist in meeting the affordable housing requirements and to advise on certain development and construction issues. The consulting fee is calculated as 24% of the developer fee. For the years ended December 31, 2015 and 2014, the Company capitalized approximately $492,700 and $518,000 (unaudited), respectively, to real estate development costs under the Consulting Agreement.

KEWALO DEVELOPMENT LLC
Notes to Financial Statements

December 31, 2015 and 2014 (Unaudited)

(7)	Commitments and Contingencies

In conjunction with provisions of the Company’s Operating Agreement, the Manager has recorded a reserve liability for possible claims against or obligations of the Company arising out of the normal course of business. The liability approximates 1% of total sales proceeds on the Project and was included in cost of sales of the Project for the year ended December 31, 2015 and 2014 (unaudited). The contingency reserve amounted to $2,457,823 and $96,596 (unaudited) at December 31, 2015 and 2014, respectively.

(8)	Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through February 26, 2016, the date at which the financial statements were available to be issued and determined there were no other items to disclose.